
07006732

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
APR 0 3 2007
PROCESSING
SECTION
WASH. D.C.
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeview Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South 400 West Suite M200
(No. and Street)

Salt Lake City UT 84101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREG LARSON (801) 456-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner, Bates & Jensen
(Name – *if individual, state last, first, middle name*)

510 South 200 West Ste 200 Salt Lake City, UT 84101
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeview Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

C. Burton Stohl
Signature

Managing Director
Title

Notary Public


CHERYL L DEIS
Notary Public
State of Utah
My Commission Expires Sept. 14, 2010
90 S 400 W Suite M-200, Salt Lake City, UT 84101

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



By First Class Mail and Certified Mail #7006 2760 0000 7691 7136

March 30, 2007

Mr. Greg Larson
CFO
Ridgeview Capital, LLC
90 South 400 West, Suite M200
Salt Lake City, UT 84101

RE: Ridgeview Capital, Inc., Annual Audit

Dear Mr. Larson:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> The report submitted did not include an original notarized oath or affirmation and a Form X 17A-5, Part III Facing Page.

Based on the above, your filing does not comply with requirements of the Rule. The text of the Rule is reproduced in the NASD *Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provision of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC Regional Office, and two copies to SEC Washington, D.C. Office. Your submissions must include a new complete Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Denver District Office
370 17th Street
Suite 2900
Denver, CO
80202-5629

tel 303 446 3100
fax 303 620 9450
www.nasd.com

Please respond to this matter by April 16, 2007. Questions may be addressed to your district Liaison, Shane Sutherland at (303) 446-3136.

Sincerely,



Lance J. Burkett
Supervisor of Examiners

Enclosure: X-17A-5 Part III Facing Page

cc: Securities and Exchange Commission
Central Regional Office
1801 California Street, Suite 1500
Denver, CO 80202

Stayner, Bates & Jansen, P.C.
510 South 200 West, Suite 200
Salt Lake City, UT 84101

SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE – DECEMBER 31, 2006

RIDGEVIEW CAPITAL, LLC

CONTENTS



Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Ridgeview Capital, LLC
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2006 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by Rule 15c3-1. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeview Capital, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 13 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Stayner, Bates & Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 10, 2007

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah 84110-2995

RIDGEVIEW CAPITAL, LLC

Statement of Financial Condition

ASSETS

	December 31, 2006
Cash and cash equivalents	$ 277,506
Management, advisory and other fees receivable, including interest (Note 2)	2,242,605
Member advance (Note 5)	60,000
Prepaid expenses	6,625
Property and equipment, at cost, net of accumulated depreciation of $64,069 (Notes 2 and 3)	37,029
Leasehold improvements, at cost, net of accumulated amortization of $7,284 (Notes 2 and 3)	3,642
TOTAL ASSETS	$ 2,627,407

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 11,744
Accrued expenses	10,684
Short-term bank loan (Note 2)	151,750
TOTAL LIABILITIES	174,178
MEMBERS' EQUITY	
Common interest member contributions	66,000
Preferred member contributions (Note 6)	330,000
Retained earnings	2,057,229
TOTAL MEMBERS' EQUITY	2,453,229
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,627,407

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC

Statement of Income

	For the Year Ended December 31, 2006
REVENUES	
Advisory fees	$ 1,690,642
Management fees	711,250
Interest income	130,923
TOTAL REVENUES	2,532,815
OPERATING EXPENSES	
Communications	17,514
Depreciation and amortization	26,105
Interest expense	303
Employee benefits	22,940
Legal and professional	46,474
Marketing and website design	33,351
NASD fees and assessments	1,885
Office expense	31,403
Other expenses	7,563
Payroll taxes	14,772
Rent and parking	60,128
Salaries, wages and guaranteed payments	715,807
Taxes	1,898
Travel and entertainment	35,718
TOTAL OPERATING EXPENSES	1,015,861
NET OPERATING INCOME	$ 1,516,954

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC

Statement of Changes in Members' Equity

	Common Interest Members	Preferred Interest Members	Retained Earnings	Total Members' Equity
Balance, December 31, 2005	$ 135,000	$ 330,000	$ 540,275	$ 1,005,275
Member distributions for the year ended December 31, 2006	(69,000)	-	-	(69,000)
Net income for the year ended December 31, 2006	-	-	1,516,954	1,516,954
Balance, December 31, 2006	$ 66,000	$ 330,000	$ 2,057,229	$ 2,453,229

The accompanying notes are an integral part of these financial statements.

RIDGEVIEW CAPITAL, LLC

Statement of Cash Flows

	For the Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,516,954
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	26,105
Changes in operating assets and liabilities:	
Increase in management, advisory and other fees receivable	(1,344,121)
Increase in prepaid expenses	(554)
Increase in accounts payable	2,850
Decrease in accrued expenses	(6,419)
Net Cash Provided by Operating Activities	194,815
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash loaned to member	(60,000)
Purchases of property and equipment	(2,500)
Net Cash Used in Investing Activities	(62,500)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(69,000)
Proceeds on short-term bank loan	97,260
Payments made on capital lease	(4,628)
Net Cash Provided by Financing Activities	23,632
NET INCREASE IN CASH AND CASH EQUIVALENTS	155,947
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	121,559
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 277,506
SUPPLEMENTAL CASH FLOW INFORMATION	
Cash paid for interest	$ 303

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the Company). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Management, Advisory and Other Fees Receivable

Management fees, including accrued interest, and expense reimbursements receivable totaling $299,938 are due from five separate entities at December 31, 2006. Advisory fees receivable, including accrued interest, due from two entities totaled $1,942,667 at December 31, 2006. No allowance for bad debts is deemed necessary as management expects the full amounts to be collected.

e. Concentrations of Credit Risk

The Company's cash accounts at its bank are not insured by the FDIC or any other government entity or agency. The Company does not anticipate any losses from this risk.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Computers, equipment and software	3-5 years
Furniture and fixtures	5 years
Leasehold improvements	3 years

g. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred.

h. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

i. Short-Term Bank Loan

The short-term bank loan at December 31, 2006 represents outstanding checks at December 31, 2006, which subsequently cleared the bank during January 2007. The amount is considered short-term in nature, non-interest bearing and unsecured.

j. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

k. Guaranteed Payments to Partners

Guaranteed payments to partners that are designed to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership income. Guaranteed payments that are designed to reflect payment of interest on capital accounts are not accounted for as expenses of the partnership. Such payments are considered as part of the allocation of net income.

NOTE 3 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consisted of the following at December 31, 2006:

Computers, equipment and software	$ 28,894
Furniture and fixtures	72,204
Total	101,098
Less: accumulated depreciation	(64,069)
Property and equipment, net	$ 37,029
Leasehold improvements	$ 10,926
Less: accumulated amortization	(7,284)
Leasehold improvements, net	$ 3,642

Depreciation and amortization expense on property, equipment and leasehold improvements was $26,105 for the year ended December 31, 2006.

NOTE 4 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 13 for the net capital computation.

NOTE 5 - MEMBER ADVANCE

During the year ended December 31, 2006, the Company loaned a member $60,000. The loan is to be repaid during 2007, is non-interest bearing and is unsecured.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Operating Lease A

The Company is obligated under a lease agreement for its office space in Salt Lake City, Utah. Monthly lease payments are currently $3,011 with annual increases, increasing to $4,072 per month for the fourth year. The lease term expires in September 2008.

The future minimum lease payments are as follows:

For the Years Ending December 31,		
2007	$	41,106
2008		36,648
Total future minimum lease payments	$	77,754

Operating Lease B

The Company is obligated under a lease agreement for a printer. Monthly lease payments are $132. The lease term expires in March 2011.

The future minimum lease payments are as follows:

For the Years Ending December 31,		
2007	$	1,580
2008		1,580
2009		1,580
2010		1,580
2011		395
Total future minimum lease payments	$	6,715

NOTE 6 - COMMITMENTS AND CONTINGENCIES (Continued)

Preferred Member Interests

During 2003, certain preferred members contributed equity of $330,000 ("Preferred Interests"). These preferred interests in the Company are to receive profit distributions, if and when profit distributions are made, up to an "Agreed Upon Return" equal to 2.5 times their original contribution amount. If the Company has not distributed this Agreed Upon Return by the seventh (7th) anniversary date of the original contribution, the Company will deliver to each holder of the Preferred Interests an unsecured promissory note representing such holder's portion of the unpaid amount of the Agreed Upon Return in exchange for the redemption and cancellation of such Member's Preferred Interests. Each promissory note shall be subordinated to all other indebtedness of the Company and shall bear interest at the rate of eighteen percent (18%) per annum until paid in full. Since management currently believes that it is highly likely that it will be able to distribute the Agreed Upon Return prior to the seventh anniversary date, the capital contributed of $330,000 is being shown as equity in the accompanying financial statements.

RIDGEVIEW CAPITAL, LLC

Computation of Net Capital Requirements Pursuant To Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 2,453,229
Non-allowable assets	(2,343,276)
NET CAPITAL	$ 109,953
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$ 11,612
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 11,612
EXCESS CAPITAL	$ 98,341
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 92,535
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities net of deferred income taxes payable and deferred income	$ 174,178
Percentage of aggregate indebtedness to net capital	158%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 114,683
Audit Adjustment - recording of a prepaid expense and a liability	(4,730)
NET CAPITAL PER AUDIT REPORT	$ 109,953

RIDGEVIEW CAPITAL, LLC
Non-Allowable Assets
December 31, 2006

NON-ALLOWABLE ASSETS

Accounts receivable	$ 2,242,605
Member advance	60,000
Leasehold improvements, at cost, net of accumulated amortization of $7,284	3,642
Property and equipment, at cost, net of accumulated depreciation of $64,069	37,029
	$ 2,343,276

PART II

RIDGEVIEW CAPITAL, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2006



Stayner Bates & Jensen P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Ridgeview Capital, LLC
Salt Lake City, Utah

In planning and performing our audit of the financial statements of Ridgeview Capital, LLC. (hereafter referred to as the "Company") for the year ended December 31, 2006, we have considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. We did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles.

510 South 200 West Suite 200 • Salt Lake City, Utah 84101 • 801.531.9100 • Fax 801.531.9147
Mail: P.O. Box 2995 • Salt Lake City, Utah 84110-2995

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we considered to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to our attention indicating that such conditions had not been complied with during the year then ended.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Stayner, Bates + Jensen, P.C.

Stayner, Bates & Jensen, P.C.
Salt Lake City, Utah
February 10, 2007

END